Exhibit 99.1

Golar LNG Limited - 2015 share option plan

The Board of Golar LNG Limited ("Golar" or the "Company") has today authorized the issue of up to 500,000 share options to Directors and employees of the Company and its subsidiaries under the Company's existing share option scheme.  The 500,000 issued options have a strike price of $56.70 per share which will be adjusted for each time the Company pays dividends.  Fifty percent of recipients' allotted options will vest on October 21, 2018 and the remaining fifty percent a year later.   The option period is five years.

Attached to this press release is a table setting out the allocation of issued options to the Primary Insiders impacted by this announcement.

	Options granted	Total options after grant

Gary Smith	39,070	214,070

Brian Tienzo	17,100	160,663

FORWARD LOOKING STATEMENTS

This press release contains certain forward-looking statements concerning future events and Golar's operations, performance and financial condition. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words "believe", "anticipate", "expect", "estimate", "project", "will be", "will continue", "will likely result", "plan", "intend" or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond Golar's control. Actual results may differ materially from those expressed or implied by such forward-looking statements.

Hamilton, Bermuda

October 26, 2015

Enquiries:

Golar Management Limited: + 44 207 063 7900

Brian Tienzo

Stuart Buchanan